EXHIBIT 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE KROGER CO. AND CONSOLIDATED SUBSIDIARY COMPANIES FOR THE FIVE FISCAL YEARS ENDED JANUARY 30, 2010

	January 30, 2010 (52 weeks)	January 31, 2009 (52 weeks)	February 2, 2008 (52 weeks)	February 3, 2007 (53 weeks)	January 28, 2006 (52 weeks)
Earnings:
Earnings before tax expense	$589	$1,967	$1,888	$1,759	$1,525
Fixed charges	881	872	855	870	895
Capitalized interest	(10)	(11)	(14)	(13)	(7)

Pre-tax earnings before fixed charges	$1,460	$2,828	$2,729	$2,616	$2,413

Fixed charges:
Interest	$512	$496	$488	$500	$518
Portion of rental payments deemed to be interest	369	376	367	370	377

Total fixed charges	$881	$872	$855	$870	$895

Ratio of earnings to fixed charges	1.7	3.2	3.2	3.0	2.7